SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for 4 January 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors in securities of Sasol Limited or its major
subsidiaries dated 1 December 2004 to 30 December 2004

1. 1 December 2004
2. 2 December 2004
3. 8 December 2004
4. 21 December 2004
5. 23 December 2004
6. 30 December 2004

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in
securities of Sasol Limited by directors or directors of a major subsidiary of
the Company:

| | |
|---|---|
| Name | M Sieberhagen |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 30 November 2004 |
| Option offer date | 20 April 2000 |
| Option offer price | R38,05 |
| Exercise date | 5 May 2000 |
| Exercise price | R41,10 |
| Selling price per share | R118,00 |
| Number of shares | 5 500 |
| Total value | R649 000 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

1 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in
securities of Sasol Limited by directors or directors of a major subsidiary of
the Company:

| | |
|---|---|
| Name | C P Buys |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 01 December 2004 |
| Option offer date | 24 November 1997 |
| Option offer price | R57,50 |
| Exercise date | 03 December 1997 |
| Exercise price | R51,00 |
| Selling price per share | R117,50 |
| Number of shares | 1 400 |
| Total value | R164 500 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | C P Buys |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 01 December 2004 |
| Option offer date | 28 September 1998 |
| Option offer price | R25,10 |
| Exercise date | 28 October 1998 |
| Exercise price | R27,60 |
| Selling price per share | R117,50 |
| Number of shares | 4 400 |
| Total value | R517 000 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

2 December 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DIRECTOR'S DEALING IN SECURITIES
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by the director of a major subsidiary
of the Company:


| | |
|---|---|
| Name | A M Human |
| Office held | Director of major subsidiary of Sasol Limited |
| Company | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 7 December 2004 |
| Offer date | 9 September 2004 |
| Offer expiry date | 9 September 2013 |
| Offer price per share | R111,20 |
| Exercise price per share | R112,70 |
| Number of shares | 6 300 |
| Total value | R710 010,00 |
| Vesting periods | 2 years – one third |
| | 4 years – second third |
| | 6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Acceptance and exercise of options to purchase shares |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


8 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED – DIRECTOR'S DEALING IN SECURITIES
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by the director of a major subsidiary
of the Company:


| | |
|---|---|
| Name | M Sieberhagen |
| Office held | Director of major subsidiary of |
| Sasol | Limited |
| Company | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 20 December 2004 |
| Option offer date | 28 September 1998 |
| Option offer price | R25,10 |
| Exercise date | 26 October 1998 |
| Exercise price | R28,10 |
| Selling price per share | R117,10 |
| Number of shares | 2 200 |
| Total value | R257 620,00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


21 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE
Securities Exchange, South Africa, we announce the following transactions in
securities of Sasol Limited by directors or directors of a major subsidiary of
the Company:

| | |
|---|---|
| Name | J H Fourie |
| Office held | Non-Executive Director |
| Company | Sasol Limited |
| Date transaction effected | 22 December 2004 |
| Option offer date | 28 September 1998 |
| Option offer price | R25,10 |
| Exercise date | 30 October 1998 |
| Exercise price | R27,45 |
| Number of shares | 29 300 |
| Total value | R735 430,00 |
| Vesting periods | 2 years – one third |
| | 4 years – second third |
| | 6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Implementation of options and purchase of shares |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | J H Fourie |
| Office held | Non-Executive Director |
| Company | Sasol Limited |
| Date transaction effected | 22 December 2004 |
| Selling price per share | R117,90 |
| Number of shares | 7 000 |
| Total value | R825 300,00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

23 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE00006896
Share Code: SOL
NYSE Code: SSL


TRANSACTIONS BY DIRECTORS IN SECURITIES OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we announce the following
transactions in securities of Sasol Limited by directors or directors of
a major subsidiary of the Company:


| | |
|---|---|
| Name | J A van der Westhuizen |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Proprietary) Limited |
| Date transaction effected | 30 December 2004 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 15 November 1999 |
| Exercise price | R44,60 |
| Selling price per share | R120.00 |
| Number of shares | 2 000 |
| Total value | R240 000.00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


| | |
|---|---|
| Name | J A van der Westhuizen |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Proprietary) Limited |
| Date transaction effected | 30 December 2004 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 15 November 1999 |
| Exercise price | R44,60 |
| Selling price per share | R119,60 |
| Number of shares | 2 000 |
| Total value | R239 200.00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | J A van der Westhuizen |
| Office held | Director of major subsidiary |
| Company | Sasol Synfuels (Proprietary) Limited |
| Date transaction effected | 30 December 2004 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 15 November 1999 |
| Exercise price | R44,60 |
| Selling price per share | R119.20 |
| Number of shares | 2 400 |
| Total value | R286 080.00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

30 December 2004
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 4 January 2005


By:    /s/   N L Joubert
          Name: Nereus Louis Joubert
          Title:   Company Secretary